Contact

www.linkedin.com/in/vanessa-guzman-smartrisehealth (LinkedIn)

Top Skills

Performance Metrics

Quality Management

Application Lifecycle Management

Languages

English (Native or Bilingual)

Spanish (Native or Bilingual)

Vanessa Guzman

Chief Executive Officer at SmartRise Health and Ella Es Health, Strategy and Empowerment Coach

New York, New York, United States

Experience

SmartRise Health, LLC

Chief Executive Officer

May 2020 - Present (3 years 10 months)

New York, United States

Ella Es Health

Chief Executive Officer

January 2023 - Present (1 year 2 months)

Montefiore Health System

7 years 8 months

Associate Vice President

March 2017 - May 2020 (3 years 3 months)

Greater New York City Area

Director of Quality Improvement

December 2013 - March 2017 (3 years 4 months)

Yonkers

Assistant Director, Quality Improvement

October 2012 - December 2013 (1 year 3 months)

Emerging Health IT

Clinical Systems, Optimization Manager

October 2010 - October 2012 (2 years 1 month)

ITG

Research Operations, Program Manager

October 2007 - October 2010 (3 years 1 month)

Education

Columbia University - Fu Foundation School of Engineering and Applied Science
Master of Science (MS), Bachelor of Science (BS), Biomedical/Medical Engineering · (2003 - 2007)

American Society for Quality
Quality & Organizational Excellence Certification, Quality Management/ Engineering · (2012 - 2012)